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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*


                            American Colloid Company

                                  Common Stock

                                   025168-10-5




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

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CUSIP NO. 025168-10-5                  13G                    PAGE 2 OF 5 PAGES


- --------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WILLIAM D. WEAVER
- --------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable
                                             (a)  / /
                                             (b)  / /
- --------------------------------------------------------------------------------
 3   SEC USE ONLY


- --------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
- --------------------------------------------------------------------------------
                    5   SOLE VOTING POWER
                              540,032

      NUMBER OF     ------------------------------------------------------------
       SHARES       6   SHARED VOTING POWER
    BENEFICIALLY              2,221,734
      OWNED BY
        EACH        ------------------------------------------------------------
      REPORTING     7   SOLE DISPOSITIVE POWER
       PERSON                 540,032
        WITH        ------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER
                              2,221,734
- --------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,911,766

- --------------------------------------------------------------------------------
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               Not Applicable

- --------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               15.32%

- --------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON*          IN

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              PAGE 3 OF 5 PAGES


Item 1(a).     Name of Issuer:

               American Colloid Company

Item 1(b).     Address of Issuer's Principal Executive Offices:

               One North Arlington
               1500 West Shure Drive
               Arlington Heights, Illinois  60004-1434

Item 2(a).     Name of Person Filing:

               William D. Weaver

Item 2(b).     Address of Principal Business Office, or if none, Residence:

               One North Arlington
               1500 West Shure Drive
               Arlington Heights, Illinois  60004-1434

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               025168-10-5

Item 3.        Not Applicable


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                                                              PAGE 4 OF 5 PAGES


Item 4.   Ownership:

          (a)  Amount Beneficially Owned:       2,911,766

          (b)  Percent of Class:                    15.32%

          (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote . . . . . 540,032

               (ii)  shared power to vote or to direct the vote . . . 2,221,734

              (iii)  sole power to dispose or to direct the
                     disposition of . . . . . . . . . . . . . . . . . . 540,032

               (iv)  shared power to dispose or to direct the
                     disposition of . . . . . . . . . . . . . . . . . 2,221,734

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Of the 2,947,966 shares beneficially owned by the Reporting Person, 203,900 are held by Virginia O. Weaver, wife of the Reporting Person; of such 203,900 shares, 150,000 shares are held directly, 23,900 shares are held by her as Trustee for the Cipriano Trust; and 30,000 shares are held by her as Trustee for the William Osborne Trust. 2,167,834 shares are held by the Reporting Person as Co-Trustee for the Paul Bechtner Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.


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                                                              PAGE 5 OF 5 PAGES


Item 10.  Certification:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 13, 1995
                                        ------------------------------
                                                 Date


                                        /s/ William D. Weaver
                                        ------------------------------
                                            William D. Weaver